Confidential Treatment Requested by Cellect Biomed, Ltd.

CELLECT BIOMED LTD.

23 Hata’as Street

Kfar Saba, Israel 44425

Confidential Treatment has been requested by Cellect Biomed Ltd. for its response to Comment No. 7 contained herein.

May 25, 2016

Suzanne Hayes, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cellect Biomed Ltd. (the “Company”)
Draft Registration Statement on Form F-1
Submitted April 8, 2016
CIK No. 0001671502

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of May 6, 2016, with respect to the above-captioned filings. Concurrently with this letter the Company is submitting an amendment to its Registration Statement on Form F-1 (the “Filing”). For ease of reference, the Company’s response is keyed to your comment (inserted in italicized font).

Prospectus Summary
Business Overview, page 1

1.	Please briefly define the term “combination product” as it applies to your Apotainer selection kits.

Response to Comment 1:

In response to the Staff’s comment, the Company has amended page 1 of the Filing to include a brief definition of the term “combination product.” The term “combination product” is as defined in 21 C.F.R. § 3.2(e) and specifically refers to a product comprised of any combination of a drug and a device; a biological product and a device; a drug and a biological product; or a drug, device, and a biological product. The Company’s product qualifies as a combination product due to its combination of a biological product and a device.

Ms. Suzanne Hayes

May 25, 2016

Confidential Treatment Requested by Cellect Biomed, Ltd.

2.	Please summarize the ApoGraft process where you introduce it on page 2, including the use of FasL to induce apoptosis and the use of apheresis, i.e. blood transfusions, to obtain donor cells.

Response to Comment 2:

In response to the Staff’s comment, the Company has amended page 2 of the Filing to include a summary of the ApoGraft process.

Our Strategy, page 2

3.	We note your statement that your strategy includes achieving a “relatively quick validation” of your technology platform. Please explain what you mean by “relatively quick” by explaining your estimated time frame and what you are comparing the validation process to when you are expecting it to be relatively quick.

Response to Comment 3:

In response to the Staff’s comment, the Company has amended page 2 of the Filing to include an explanation as to why the Company believes its technology platform will achieve relatively quick validation in the clinical setting.

Use of Proceeds, page 37

4.	We note your statement that your offering proceeds will be used for “working capital expenditures and other general corporate purposes.” Given your disclosures indicating that you do not generate any revenues and will need substantial additional financing to achieve your goals, it appears that your use of proceeds discussion should be expanded to quantify the proceeds from this offering that you intend to use to develop and commercialize your Cellect Inside technology platform and Apotainer collection kits including, but not limited to, research and development, manufacturing, preclinical experiments and preclinical trials. To the extent you expect the estimated funds will not be sufficient to complete one or more of the indicated uses, please explain your expected level of completion.

Response to Comment 4:

In response to the Staff’s comment, the Company has amended page 37 of the Filing to expand the use of proceeds disclosure to provide quantifiable data relating to the development and commercialization of its Cellect Inside technology platform.

Ms. Suzanne Hayes

May 25, 2016

Confidential Treatment Requested by Cellect Biomed, Ltd.

Business
Apotainer Selection Kit, page 62

5.	In your disclosure, on the planned Phase I/II clinical trial please explain the “routine myeloablative procedures” to be used in cell transference.

Response to Comment 5:

In response to the Staff’s comment, the Company has amended page 62 of the Filing to include an explanation of the types of “routine myeloablative procedures” to be used in cell transference.

6.	Please state the material terms of the Joint Product Development Agreement with Entegris Inc., including duration, payment and termination provisions.

Response to Comment 6:

In response to the Staff’s comment, the Company has amended page 62 of the Filing to include the requested disclosure relating to the material terms of the Joint Product Development Agreement with Entegris Inc.

Raw Materials and Suppliers, page 65

7.	Please identify your sole source supplier for FasL.

Response to Comment 7:

[The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.]

Other Comments

8.	Please supplementary provide us with copies of all written communication, as defined under Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 8:

The Company advises the Staff that if any written materials are presented to investors prior to the effectiveness of its registration statement on Form F-1, the Company undertakes to provide such materials to the Staff on a supplemental basis. As of the date hereof, no such materials have been presented, published or distributed.

9.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Ms. Suzanne Hayes

May 25, 2016

Confidential Treatment Requested by Cellect Biomed, Ltd.

Response to Comment 9:

The Company confirms that the graphics included in the Filing are the only graphics that the Company will use in its prospectus. In the event the Company elects to include any additional graphics in the prospectus, the Company will provide a copy to the SEC Staff for review.

Please contact the undersigned at (+972) (9) 974-1444, or Oded Har-Even at (212) 660-5002 or Shy S. Baranov at (617) 338-2932, attorneys at Z.A.G/S&W LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully,

Cellect Biomed Ltd.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

cc:	Oded Har-Even, Esq.

Shy S. Baranov, Esq.